601 Lexington Avenue
New York, NY 10022
United States
Facsimile:
+1 212 446 4800 www.kirkland.com	+1 212 446 4900

February 4, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Juan Grana
Margaret Sawicki
Al Pavot
Terence O’Brien

Re:	Kestra Medical Technologies, Ltd.

Amendment No. 3 to Draft Registration Statement on Form S-1

Submitted on January 17, 2025

CIK No. 0001877184

Ladies and Gentlemen:

This letter sets forth the responses of Kestra Medical Technologies, Ltd. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter, dated January 29, 2025, with respect to the above-referenced Amendment No. 3 to Draft Registration Statement on Form S-1 (the “Registration Statement”). The Company also notes that it is concurrently confidentially submitting an amendment to the Registration Statement (the “Amended Registration Statement”) with this letter.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our response to each of the numbered comments immediately below each numbered comment.

Amendment No. 3 to Draft Registration Statement on Form S-1

Prospectus Summary

Our Market Opportunity, page 4

Austin Bay Area Beijing Boston Brussels Chicago Dallas Frankfurt Hong Kong Houston London Los Angeles Miami Munich Paris Riyadh Salt Lake City Shanghai Washington, D.C

Securities and Exchange Commission

Office of Industrial Applications and Services

February 4, 2025

1.

Staff’s Comment: We note your response to comment 1, including your disclosure on page 5 that “indications for use of WCDs include patients with a LVEF less than or equal to 35% and a MI within the past 40 days, patients who have had a revascularization procedure within the past three months, or patients with nonischemic cardiomyopathy with heart failure symptoms and potentially reversible causes; patients with documented VT/VF or an inherited genetic condition that places them at high risk for SCA; or patients who have had their ICD temporarily explanted.” Given it appears that patients who do not have a low LVEF are eligible for WCD therapy, please revise to explain why you base your U.S. and international total market opportunity on patients with low LVEF rather than all patients eligible for WCD therapy, or advise. Please also revise your disclosures on page iii to briefly explain how you selected the various select international markets.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s U.S. and international total market opportunity is based on all patients eligible for WCD therapy. The Company has revised the disclosure on pages 5 and 128 of the Amended Registration Statement to clarify this in response to the Staff’s comment. The Company further advises the Staff that the Company has revised the disclosure on pages page iii of the Amended Registration Statement to explain how the Company selected the various international markets included in its discussion of its international total market opportunity.

Use of Proceeds, page 92

2.

Staff’s Comment: We note your response to comment 3. Please revise to more specifically identify the approximate amount of your net proceeds to be used for each of the principal purposes disclosed. Refer to Item 504 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 15 and 92 of the Amended Registration Statement in response to the Staff’s comment and notes that the approximate amount of proceeds for each stated use of the net proceeds from this offering will be disclosed once the contemplated offering size is known.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Gross Margin, page 103

3.

Staff’s Comment: It appears that your explanation for the October 31 gross profit variance is substantially identical to your explanation for the April 30 variance. However, it is not clear why you were able to generate a 36% gross profit margin on the $27 million of sales generated in the October 31, 2024 period whereas the margin on your $27 million of sales in the April 30, 2024 period was only 1%. Please expand your disclosure to identify the primary causes for this disparity i.e. changes in pricing, impairment charges, uncollectible accounts, etc.

Securities and Exchange Commission

Office of Industrial Applications and Services

February 4, 2025

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 103 to 105 of the Amended Registration Statement in response to the Staff’s comment to provide additional details of the primary causes for the more favorable gross margin generated by the Company in the six months ended October 31, 2024. The Company further advises the Staff that although the Company generated similar amounts of total revenue in both the six months ended October 31, 2024 and in the year ended April 30, 2024, the Company generated greater gross profit margin in the six months ended October 31, 2024 as compared to the year ended April 30, 2024 primarily as a result of a 20% increase in revenue per patient and a 23% decrease in cost of revenues per patient between the two periods. Increased revenue per patient in the six months ended October 31, 2024 was attributable to an increased number of payor contracts resulting in a higher percentage of patients having greater in-network coverage through their insurance providers. The decrease in cost of revenues per patient in the six months ended October 31, 2024 was driven by further improvements in the utilization of our rental pool of medical equipment and lower disposable costs per patient driven by volume and manufacturing cost improvement programs the Company implemented during the six months ended October 31, 2024, including a therapy cable repair program approved by the FDA in May 2024.

Critical Accounting Policies, page 113

4.

Staff’s Comment: We have read your response to prior comment 6 and reissue in part. Please expand your disclosure to clearly explains the material risks that impact the valuation of this asset. In this regard, your risk factor on page 32 addresses potential losses from damage and return failures but does not state whether such losses have historically been material. Such disclosure is necessary for readers to fully assess the magnitude of this risk.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 32 and 113 of the Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

Office of Industrial Applications and Services

February 4, 2025

Business

Our Clinical Results and Studies, page 136

5.	Staff’s Comment: We note your response to comment 9. Please revise to briefly discuss how you collected the real-world evidence in connection with the ACE-PAS study.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 136 of the Amended Registration Statement in response to the Staff’s comment.

Unaudited Condensed Consolidated Financial Statements of West Affum Intermediate Holdings Corp.

Note 10, page F-20

6.	Staff’s Comment: It appears that the disclosures here and on page F-42 should state the stock was issued to the Parent. The existing disclosure states that the Company issued stock “of the Parent”.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages F-20 to F-42 of the Amended Registration Statement in response to the Staff’s comment.

Note 11, page F-20

7.

Staff’s Comment: Please clarify this disclosure to explain why the stock is characterized as “Redeemable Ordinary Shares” given your stated conclusion that the stock “is not considered redeemable”. Please also tell us how you considered ASC 480-10-S99-3A regarding the classification of the stock.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page F-20 of the Amended Registration Statement in response to the Staff’s comment to further clarify management’s evaluation and consideration of ASC 480-10-S99-3A.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Sophia Hudson, P.C. of Kirkland & Ellis LLP by telephone at (212) 446-4750 or by email at sophia.hudson@kirkland.com.

Sincerely,
/s/ Sophia Hudson
Sophia Hudson, P.C.

Via E-mail:

cc:	Brian Webster

Traci S. Umberger

Kestra Medical Technologies, Ltd.

Christie W.S. Mok

Kirkland & Ellis LLP

Ilir Mujalovic

Allen Overy Shearman Sterling US LLP